Exhibit 99.1
Section 2 – Exhibit 99.1
[FOR IMMEDIATE RELEASE]
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

FIRST BUSINESS FINANCIAL SERVICES, INC. REPORTS RECORD TOP LINE REVENUE AND SOLID NET INCOME OF $1.6 MILLION FOR THE SECOND QUARTER OF 2012
Successful New Business Development Efforts and Growing In-Market Deposit Base Drive Strong Core Earnings

Madison, WI - July 27, 2012 (GLOBE NEWSWIRE) - First Business Financial Services, Inc. (the “Company”) (NASDAQ: FBIZ), the parent company of First Business Bank and First Business Bank - Milwaukee, today reported second quarter results highlighted by successful execution in growing top line revenue, winning key commercial relationships, controlling expenses, and significantly reducing problem assets.

Highlights for the quarter and six months ended June 30, 2012 include:

•	Net income for the second quarter of 2012 was $1.6 million, compared to $2.5 million earned in the second quarter of 2011. Net income in the 2011 quarter included a substantial one-time tax benefit.

•
Net income for the six months ended June 30, 2012 was $3.8 million, compared to $3.9 million earned in the first six months of 2011. Net income for the first six months of 2011 included a substantial one-time tax benefit.

•
Core earnings, defined as pre-tax income adding back provision for loan and lease losses, other identifiable costs of credit and other discrete items unrelated to our core business activities, grew 7% to $4.4 million for the second quarter of 2012, compared to $4.2 million recorded in the second quarter of 2011. Core earnings of $8.6 million for the first half of 2012 grew 13% from the prior year.

•
Annualized return on average equity and return on average assets were 9.16% and 0.54%, respectively, for the three month period ended June 30, 2012, compared to 17.21% and 0.91% for the same period in 2011, which included the significant one-time tax benefit.

•
Top line revenue, consisting of net interest income and non-interest income, increased 7% to a record $11.5 million for the quarter ended June 30, 2012, compared to $10.7 million for the prior year quarter. Top line revenue for the first half of 2012 grew 7% compared to the first half of 2011.

•
Average in-market deposits of $627.4 million grew 25% in the first half of 2012, increasing to 60.2% of total deposits, compared to $501.9 million, or 50.4% of total deposits, for the first six months of 2011.

•	Total loans and leases at June 30, 2012 grew $30.8 million or 4% from the end of the first quarter of 2012 and were essentially flat compared to balances at June 30, 2011.

•
Net interest margin was 3.49% for the second quarter of 2012, marking the highest level recorded in First Business' tenure as a public company while improving 10 basis points compared to the second quarter of 2011.

•
Non-performing assets of $17.4 million at June 30, 2012 declined by $6.6 million or 28% from December 31, 2011, and declined by $18.6 million or 52% from June 30, 2011. Non-performing assets to total assets now stands at 1.50%, the lowest level since September 30, 2008.

The Company recorded second quarter 2012 net income of $1.6 million, or diluted earnings per common share of $0.60, compared to net income of $2.5 million, or diluted earnings per common share of $0.98, for the second quarter of 2011. Net income earned in the prior year period included a substantial one-time tax benefit which reduced the Company's second quarter 2011 effective tax rate to 3.0%.

The Company's net income for the six months ended June 30, 2012 was $3.8 million, or $1.44 per diluted common share. This compares to net income of $3.9 million, or $1.49 per diluted common share, earned in the six months ended June 30, 2011.

“First Business again delivered outstanding core earnings in the second quarter, notably achieving record top line revenue with characteristic efficiency,” said Corey A. Chambas, President and Chief Executive Officer. “Exceptional execution by our business development officers drove an increase in new clients, delivering key loan and deposit relationships with meaningful revenue growth potential. As credit costs fall and revenues grow, we continue to invest in niche business talent, building value for clients and shareholders alike in 2012 and beyond.”

Core Business Results

Net interest income increased $640,000 or 7.1% to a record $9.6 million in the second quarter of 2012. This compared to $9.0 million for the second quarter of 2011. The improvement reflects a 10 basis point widening of the net interest margin to 3.49%, the highest level recorded in First Business' tenure as a public company. The improvement primarily resulted from a 48 basis point decline in the average rate paid on interest-bearing deposit balances, partially offset by a 29 basis point reduction in the yield on average earning assets. Lower deposit funding costs resulted primarily from declines in the volume of brokered certificates of deposit as compared to the prior year quarter. Growing in-market client deposits - comprised of all transaction accounts, money market accounts, non-brokered certificates of deposit, and non-interest-bearing demand deposits - remains a primary focus of the Company's business development efforts. As the Company continued to actively reduce its overall reliance on higher-cost deposits, interest expense for the second quarter fell 16.7% or $871,000 to $4.3 million, compared to $5.2 million for the second quarter of 2011. This improvement was partially offset by lower interest income generated by the investment portfolio.

Similarly, net interest income for the six months ended June 30, 2012 increased $1.1 million or 6.2% to $18.5 million, compared to $17.5 million generated during the same period of the prior year. During the first half of 2012, the Company successfully attracted a growing amount of in-market deposits and correspondingly reduced its funding from higher-cost brokered certificates of deposit. It also deployed its significant excess liquidity primarily into mortgage backed securities.

Non-interest income increased $160,000 or 9.2% to $1.9 million for the second quarter of 2012, compared with the second quarter of 2011. Trust and investment services income comprises the largest portion of the Company's fee revenue; during the quarter it increased by 15.3% to $755,000. Growth was primarily due to a 33.5% increase in trust assets under management to $608.8 million at June 30, 2012, compared to June 30, 2011. In addition, service charges on deposits grew by $76,000 or 18.2% to $493,000, as success in acquiring new commercial relationships drove increased deposit transaction volume.

Similarly, non-interest income increased $336,000 or 9.8% to $3.8 million for the first six months of 2012. Success in attracting new trust administration relationships drove increased levels of assets under management, generating an 11.3% or $146,000 increase in trust and investment services income to $1.4 million for the first half of 2012. Likewise, success in attracting new commercial relationships drove higher deposit transaction volumes and related service charge income. Deposit service charges grew by $182,000 or 23.0% to $972,000 for the first six months of 2012.

Non-interest expense for the second quarter of 2012 was $7.1 million, $494,000 or 7.4% higher compared to the same quarter in 2011. Increased expense related to employee compensation and strategic new hire recruitment was the primary driver of the increase, while professional services costs grew to support increased compliance and regulatory requirements. Compensation expense grew $390,000 or 10.2% to $4.2 million as the Company sought to retain and attract key talent in support of strategic initiatives. Professional services expense, including recruiting costs, grew $102,000 or 29.6% compared to the second quarter of 2011. Strategic and required expense increases were partially offset by decreases in collateral liquidation costs. The Company's success in reducing non-performing assets in recent quarters aided a $98,000 or 55.4% reduction in collateral liquidation costs for the three months ended June 30, 2012, compared to the prior year quarter. Disciplined core cost containment allowed the Company to invest for future growth. Top-line revenue growth exceeded expense growth, thereby maintaining the Company's efficiency ratio.

Non-interest expense for the first six months of 2012 increased by $565,000, or 4.2%, to $14.0 million as compared to the first six months of 2011. Coupled with 6.8% growth in top line revenue, the Company's disciplined cost containment aided a reduction in the efficiency ratio to 61.56% for the first six months of 2012, 197 basis points lower than 63.53% reported for the first six months of 2011. Compensation expense grew by $658,000 or 8.7% to support strategic investments in talent along with annual salary merit increases and other ancillary benefits. Professional services expense grew by $107,000, primarily resulting from heightened regulatory compliance requirements, while a 2011 change in the method for assessing FDIC insurance drove an offsetting decline of $210,000. A $232,000 or 55.4% decline in collateral liquidation costs for the six months ended June 30, 2012 further benefited the Company's operating efficiency.

The provision for loan and lease losses for the second quarter of 2012 was $2.0 million, representing an increase of 38.7% or $571,000 from the second quarter of 2011. On a sequential quarter basis, provision for loan and lease losses increased $1.5 million, primarily related to a charge-off of a certain commercial loan along with additional provision commensurate with loan growth during the quarter. Provision for loan and lease losses totaled $2.5 million for the six months ended June 30, 2012, 11.4% or $329,000 lower than in the prior year period.

Asset Quality Improves Meaningfully

The ratio of non-performing assets to total assets fell 54 basis points from 2.04% at December 31, 2011 to 1.50% at June 30, 2012. The same measure fell 179 basis points from 3.29% at June 30, 2011. Non-performing assets decreased by 51.7% or $18.6 million from June 30, 2011 to June 30, 2012, reflecting payoffs, paydowns, charge-offs and improved clients' performance causing a return to accrual status. These reductions were partially offset by continued additions of newly identified problem loans and leases.

Total assets of $1.2 billion remained essentially flat to the prior quarter and declined a modest $17.1 million or 2.9% annualized from December 31, 2011. Total assets grew $63.6 million or 5.8% from June 30, 2011. Compared to December 31, 2011, cash and cash equivalents decreased $51.8 million or an annualized 80.0% as the Company invested excess liquidity and cash flows into additional securities purchases. Growth in securities available-for-sale was coupled with an $11.0 million or 2.6% annualized increase in net loan and lease balances since December 31, 2011. The increase in net loans and leases is attributable to new loan originations modestly offsetting amortization of the existing loan portfolio and the reduction of non-accrual loans and leases. Net loans and leases increased $30.4 million or 14.9% annualized from March 31, 2012 to June 30, 2012.

Dividend Maintained

During the second quarter of 2012 the Company's Board of Directors approved a $0.07 quarterly cash dividend on its common stock, which was paid on July 15, 2012 to shareholders of record at the close of business on July 1, 2012. This maintained the Company's annualized dividend at $0.28 per share, a level it has maintained for eighteen consecutive quarters.

Capital Strength

The Company's earnings power continues to generate capital, and its capital ratios are in excess of the highest required regulatory benchmark levels. Total capital to risk-weighted assets was 13.31% as of June 30, 2012 as compared to 13.11% at December 31, 2011.

About First Business Financial Services, Inc.

First Business Financial Services (NASDAQ: FBIZ) is a $1.2 billion Wisconsin-based bank holding company that specializes in focused financial solutions for businesses, key executives, and high net worth individuals through its operating companies. It is the second largest Wisconsin-based commercial bank holding company listed on NASDAQ or New York Stock Exchange. Its companies include: First Business Bank - Madison; First Business Bank - Milwaukee; First Business Bank - Northeast; First Business Trust & Investments; First Business Equipment Finance, LLC; and First Business Capital Corp. For additional information, visit www.firstbusiness.com or call (608) 238-8008.

This press release includes "forward-looking" statements related to First Business Financial Services, Inc. (the "Company") that can generally be identified as describing the Company's future plans, objectives or goals. Such forward-looking statements are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those currently anticipated. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For further information about the factors that could affect the Company's future results, please see the Company's annual report on Form 10-K and other filings with the Securities and Exchange Commission.

CONTACT:	First Business Financial Services, Inc.
James F. Ropella, Senior Vice President
and Chief Financial Officer
608-232-5970
jropella@firstbusiness.com

SELECTED FINANCIAL CONDITION DATA

(Unaudited)	June 30,	March 31,	December 31,	September 30,	June 30,
(Dollars in Thousands)	2012	2012	2011	2011	2011
ASSETS
Cash and cash equivalents	$78,369	$135,351	$130,093	$80,461	$42,875
Securities available-for-sale, at fair value	195,904	170,547	170,386	168,307	168,318
Loans and leases receivable	862,529	831,748	850,842	860,804	860,694
Allowance for loan and lease losses	(14,818)	(14,451)	(14,155)	(14,141)	(15,937)
Loans and leases, net	847,711	817,297	836,687	846,663	844,757
Leasehold improvements and equipment, net	1,030	1,035	999	1,000	1,041
Foreclosed properties	1,937	2,590	2,236	2,043	1,400
Cash surrender value of bank-owned life insurance	18,006	17,830	17,660	17,462	17,293
Investment in FHLB stock, at cost	1,519	1,748	2,367	2,367	2,367
Accrued interest receivable and other assets	15,550	15,647	16,737	17,296	18,326
Total assets	$1,160,026	$1,162,045	$1,177,165	$1,135,599	$1,096,377
LIABILITIES AND STOCKHOLDERS’ EQUITY
In-market deposits	$632,699	$618,609	$604,647	$530,364	$480,770
Brokered CDs	396,531	415,180	446,665	482,764	496,718
Total deposits	1,029,230	1,033,789	1,051,312	1,013,128	977,488
Federal Home Loan Bank and other borrowings	42,396	41,498	40,292	39,495	39,498
Junior subordinated notes	10,315	10,315	10,315	10,315	10,315
Accrued interest payable and other liabilities	10,319	10,009	11,032	10,911	9,229
Total liabilities	1,092,260	1,095,611	1,112,951	1,073,849	1,036,530
Total stockholders’ equity	67,766	66,434	64,214	61,750	59,847
Total liabilities and stockholders’ equity	$1,160,026	$1,162,045	$1,177,165	$1,135,599	$1,096,377

STATEMENTS OF INCOME

	Three Months Ended					Six Months Ended
(Unaudited) (Dollars in Thousands, except per share amounts)	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	June 30, 2012	June 30, 2011
Total interest income	$13,943	$13,633	$13,854	$14,119	$14,174	$27,576	$28,245
Total interest expense	4,334	4,707	4,950	5,015	5,205	9,041	10,792
Net interest income	9,609	8,926	8,904	9,104	8,969	18,535	17,453
Provision for loan and lease losses	2,045	504	937	435	1,474	2,549	2,878
Net interest income after provision for loan and lease losses	7,564	8,422	7,967	8,669	7,495	15,986	14,575
Trust and investment services fee income	755	687	614	622	655	1,442	1,296
Service charges on deposits	493	479	497	425	417	972	790
Loan fees	345	398	402	380	368	743	699
Other	311	286	403	301	304	597	633
Total non-interest income	1,904	1,850	1,916	1,728	1,744	3,754	3,418
Compensation	4,226	4,005	3,485	3,840	3,836	8,231	7,573
FDIC insurance	533	587	585	571	571	1,120	1,330
Collateral liquidation costs	79	108	212	155	177	187	419
Other	2,294	2,132	1,967	2,184	2,054	4,426	4,077
Total non-interest expense	7,132	6,832	6,249	6,750	6,638	13,964	13,399
Income before tax expense	2,336	3,440	3,634	3,647	2,601	5,776	4,594
Income tax expense	771	1,230	1,250	1,468	88	2,001	732
Net income	$1,565	$2,210	$2,384	$2,179	$2,513	$3,775	$3,862
Per common share:
Basic and diluted earnings	$0.60	$0.84	$0.90	$0.83	$0.98	$1.44	$1.49
Dividends declared	0.07	0.07	0.07	0.07	0.07	0.14	0.14
Book value	25.77	25.31	24.46	23.49	23.04	25.77	23.04
Tangible book value	25.77	25.31	24.46	23.48	23.03	25.77	23.03

SELECTED FINANCIAL RATIOS

	Three Months Ended					Six Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
(Unaudited)	2012	2012	2011	2011	2011	2012	2011
Return on average assets	0.54%	0.74%	0.82%	0.78%	0.91%	0.64%	0.69%
Return on average equity	9.16%	13.43%	15.02%	14.02%	17.21%	11.26%	13.49%
Efficiency ratio	61.37%	61.78%	55.17%	62.01%	61.19%	61.56%	63.53%
Average interest-earning assets to average interest- bearing liabilities	116.67%	115.08%	115.47%	114.53%	113.77%	115.86%	113.03%
Interest rate spread	3.23%	2.91%	2.95%	3.13%	3.12%	3.06%	3.01%
Net interest margin	3.49%	3.15%	3.23%	3.40%	3.39%	3.32%	3.27%

ASSET QUALITY RATIOS

	As of
	June 30,	March 31,	December 31,	September 30,	June 30,
(Unaudited)	2012	2012	2011	2011	2011
Non-performing loans and leases as a percent of total loans and leases	1.79%	2.43%	2.56%	3.14%	4.02%
Non-performing assets as a percent of total assets	1.50%	1.96%	2.04%	2.56%	3.29%
Allowance for loan and lease losses as a percent of total gross loans and leases	1.72%	1.74%	1.66%	1.64%	1.85%
Allowance for loan and lease losses as a percent of non-performing loans	95.90%	71.55%	65.03%	52.34%	46.03%

NON-GAAP RECONCILIATIONS
CORE EARNINGS

	Three Months Ended					Six Months Ended
(Unaudited)	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
(Dollars in thousands)	2012	2012	2011	2011	2011	2012	2011
Income before tax expense	$2,336	$3,440	$3,634	$3,647	$2,601	$5,776	$4,594
Provision for loan and lease losses	2,045	504	937	435	1,474	2,549	2,878
Net loss on foreclosed properties	67	175	261	29	79	242	130
Core earnings (pre-tax)	$4,448	$4,119	$4,832	$4,111	$4,154	$8,567	$7,602

EFFICIENCY RATIO
	Three Months Ended					Six Months Ended
(Unaudited)	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
(Dollars in thousands)	2012	2012	2011	2011	2011	2012	2011
Total non-interest expense	$7,132	$6,832	$6,249	$6,750	$6,638	$13,964	$13,399
Loss on foreclosed properties	67	175	261	29	79	242	130
Amortization of other intangible assets	—	—	19	4	4	—	9
Total operating expense	$7,065	$6,657	$5,969	$6,717	$6,555	$13,722	$13,260
Net interest income	$9,609	$8,926	$8,904	$9,104	$8,969	$18,535	$17,453
Total non-interest income	1,904	1,850	1,916	1,728	1,744	3,754	3,418
Gain on sale of securities	—	—	—	—	—	—	—
Total operating revenue	$11,513	$10,776	$10,820	$10,832	$10,713	$22,289	$20,871
Efficiency ratio	61.37%	61.78%	55.17%	62.01%	61.19%	61.56%	63.53%